Exhibit 99.1

On May 6, 2010, The NASDAQ OMX Group, Inc. (the “Company”) held its quarterly Global Employee Town Hall Meeting, which was hosted by Robert Greifeld, Chief Executive Officer, and Adena T. Friedman, Executive Vice President and Chief Financial Officer. At the meeting, Mr. Greifeld and Ms. Friedman discussed an anticipated tender offer to allow eligible employees of the Company who hold certain eligible stock options to exchange their stock options for replacement stock options (the “Option Exchange Program”). The following is a transcript of the portion of the meeting that related to the Option Exchange Program.

Transcript of Portion of Global Employee Town Hall Meeting

The NASDAQ OMX Group, Inc.

May 6, 2010

Robert Greifeld:	All right, so let’s go on to something serious that many people care greatly about. Any update — this is a question that came in ahead of time, Adena — any update on the re-pricing of these underwater option grants?

Adena T. Friedman:	Sure.

Robert Greifeld:	We’ve been waiting.

Adena T. Friedman:	I know, well, I can tell you that the waiting is soon to be over.

Robert Greifeld:	Good.

Adena T. Friedman:	Yes. We have filed our proxy. And because we have filed our proxy, we have a few U.S. rules that we have to follow. So the first thing is that we always put a re-play of the Town Hall Meeting up for everyone to view. But because we’re going to be talking about some content from the proxy, we have to make sure that we put the written transcript up first and then you’ll get the re-play. So what I can talk about for just a moment is: what is the stock exchange program? So, essentially, it’s a stock options exchange program that allows employees to look at taking an election, it’s totally an election, to take essentially options at a lower price, so they would have to reduce the number of options that they have that are unvested, but they can take them at a lower price. And so it basically, if approved by the stockholders, the program will apply to those employees, excluding the CEO — sorry, Bob — EVPs ourselves, and the Board of Directors as well as inactive employees, but whoever receives stock options grants...

Robert Greifeld:	Did you say we’re included?

Adena T. Friedman:	You’re excluded. Stock option grants between 2006 and 2008 which have a significantly higher exercise price than our current share price. So under the program, employees will be given the opportunity to exchange their existing eligible awards for a fewer number of options but at a lower exercise price and a new vesting schedule. The exchange ratio will be set prior to launching the program, so just to give an example, assuming an exchange ratio of 1.4 to 1, a participant who tenders 300 eligible underwater options would receive approximately 214 replacement options, each with an exercise price equal to the company’s common stock price at the date of their replacement grant. In terms of what this allows, why would we do this, is it allows the employees to trade in their existing grants for grants that we believe more closely match the current market realities and that provide a reward incentive as originally intended. And it is, of course, completely voluntary. So when will we implement the program? We are currently working on a timeline with HR. We have committed to our board and in the proxy that we will implement this program within 12 months, but no final timeline has been set. But we will be posting that up and letting people know very shortly as to when...

Robert Greifeld:	How many people would be impacted?

Adena T. Friedman:	429 employees.

Robert Greifeld:	Right. Across how many countries?

Adena T. Friedman:	13 countries. Out of 2,200 employees in 18 countries.

Robert Greifeld:	Great. All right, so we’re hopeful the shareholders will go along with the plan and that vote will be...

Adena T. Friedman:	May 2[7]th, I believe.

Robert Greifeld:	So in several weeks we’ll know.

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NASDAQ OMX has not initiated the Option Exchange Program and will not do so unless we receive approval from NASDAQ OMX’s stockholders at our 2010 Annual Meeting of Stockholders. Even if stockholder approval is obtained, NASDAQ OMX may still decide to not implement the program or to delay its implementation. If the program is commenced, NASDAQ OMX will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. NASDAQ OMX stockholders and option holders will be able to obtain these written materials and other documents filed by NASDAQ OMX with the SEC free of charge from the SEC’s website at www.sec.gov.